2006 – 2007 Saskatchewan 1st Quarter Financial Report
The Hon. Andrew Thomson Minister of Finance	General Revenue Fund Update

1st Quarter Financial Report
Government of Saskatchewan
Department of Finance
July 26, 2006

1st Quarter Financial Report
General Revenue Fund Update

FINANCIAL OVERVIEW

At the first quarter of 2006-07, the General Revenue Fund (GRF) balance before the Fiscal Stabilization Fund (FSF) transfer is forecast to be down $39.4 million from Budget. The FSF transfer is unchanged from Budget at $75.0 million, yielding a GRF surplus forecast of $62.5 million.

Total revenue is forecast to be $7,800.1 million, an increase of $72.9 million from Budget.

Operating expense is forecast to be $7,261.6 million, an increase of $112.3 million from Budget.

Debt servicing costs are forecast to be $551.0 million, unchanged from Budget.

2006-07 GRF Financial Summary
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Revenue	$7,727.2	$7,800.1	$72.9
Operating Expense	7,149.3	7,261.6	112.3

Operating Surplus	577.9	538.5	(39.4)
Debt Servicing	551.0	551.0	--

Pre-FSF Balance	26.9	(12.5)	(39.4)
FSF Transfer	75.0	75.0	--

Surplus	$101.9	$62.5	$(39.4)

The Fiscal Stabilization Fund balance is forecast to be $812.5 million at the end of 2006-07. This forecast reflects the $887.5 million FSF balance at the end of 2005-06 being reduced by the 2006-07 first quarter forecast drawdown of $75.0 million.

Total debt is forecast to be $10.9 billion – a decrease of $45.5 million from Budget.

Government debt is forecast to be $7.3 billion, up $58.4 million from Budget.

Crown corporation debt is forecast to be $3.6 billion – a decrease of $103.9 million from Budget.

1st Quarter Financial Report/GRF Update	1

REVENUE UPDATE

At the first quarter, provincial revenue is forecast to be up $72.9 million from the 2006-07 Budget estimate.

Revenue Reconciliation
(millions of dollars)
Budget Estimate	$7,727.2

Own-Source Revenue Changes
Oil	+150.8
Natural Gas	+24.8
Potash	-106.9
SLGA	+10.5
Other	-0.6

Total Own-Source Change	+78.6

Federal Transfer Changes
CHT & CST	-13.0
Equalization	+13.0
Other	-5.7

Total Federal Transfer Change	-5.7

Total Change	+72.9

1st Quarter Forecast	$7,800.1

Own-source revenue is forecast to be up $78.6 million from Budget, primarily reflecting a net increase in non-renewable resource revenue.

•	Oil revenue is forecast to increase $150.8 million from Budget, primarily reflecting higher prices (average fiscal year WTI price per barrel is currently forecast at US$64.26, versus the Budget estimate of US$58.75). The revenue increase is partially offset by a higher exchange rate and a marginal decrease in production.

•	Natural gas revenue is forecast to increase $24.8 million from Budget, despite a lower price forecast (average fiscal year price per gigajoule is currently $6.60, versus the Budget estimate of $6.86). The forecast includes higher gas production and higher revenue from fourth-tier gas production as a result of improved data.

•	Potash revenue is forecast to decrease $106.9 million from Budget, primarily due to lower sales and production, reflecting weaker-than-anticipated North American sales and stalled contract negotiations with China.

Federal transfer revenue is forecast to decrease by $5.7 million, mainly due to federal budget decisions.

•	Equalization is forecast to increase from zero to $13.0 million. This amount will be fully offset through reductions in CHT and CST transfers. Saskatchewan’s net gain is zero.

•	Other federal transfers are forecast to decrease $5.7 million from Budget, primarily due to a $7.4 million decrease as the result of the elimination of the Labour Market Partnership Agreement in the federal budget. This decrease is partially offset by a $1.6 million increase in federal disaster assistance funding related to 2005 and 2006 flooding.

2	1st Quarter Financial Report/GRF Update

EXPENSE UPDATE

At the first quarter, provincial total expense is forecast to be up $112.3 million from the 2006-07 Budget estimate.

Expense Reconciliation
(millions of dollars)
Budget Estimate	$7,700.3

Expense Changes
Agriculture and Food	+71.2
Highways and Transportation	+15.1
First Nations and Métis Relations	+11.0
Environment	+10.0
Corrections and Public Safety	+8.6
Teachers' Pensions and Benefits	-2.9
Other net changes	-0.7

Total Change	+112.3

1st Quarter Forecast	$7,812.6

Operating expense is forecast to be up $112.3 million from Budget, primarily reflecting increased spending in priority areas.

•	Agriculture and Food is forecast to be $71.2 million over Budget, primarily to support farmers by fully funding the 2006 CAIS program and the Saskatchewan Unseeded Acreage Payment Program. The increase is partially offset by reduced expense on crop insurance premiums.

•	Highways and Transportation is forecast to be $15.1 million over Budget primarily to repair flood-related damage and public safety emergency repairs.

•	First Nations and Métis Relations is forecast to be $11.0 million over Budget primarily related to higher-than-anticipated payments to the First Nations Trust and Community Development Corporations based on higher Saskatchewan Indian Gaming Authority net income projections for 2005-06 and 2006-07.

•	Environment is forecast to be up $10.0 million to expense the cost of the downed plane.

•	Corrections and Public Safety is forecast to be $8.6 million over Budget primarily due to additional costs for the 2005-06 and 2006-07 Provincial Disaster Assistance Program and related to the use of contingency bed space to meet higher inmate counts in adult corrections.

•	Teachers’ Pensions and Benefits is forecast to be $2.9 million under Budget primarily due to lower-than-anticipated requirements for provincial contributions to the Teachers’ Extended Health Plan.

Servicing government debt is forecast to be $551.0 million, unchanged from the 2006-07 Budget estimate.

1st Quarter Financial Report/GRF Update	3

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less,

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

At the first quarter of 2006-07, total debt is forecast to be $10.9 billion – a decrease of $45.5 million from Budget.

At the first quarter, government debt is forecast to be $7.3 billion – an increase of $58.4 million from Budget. The increase primarily reflects the reduction in the GRF surplus and increased capital expenditure.

Government Debt Reconciliation
(millions of dollars)
Budget Estimate	$7,198.0

Reduction in surplus	+39.4
Increase in capital expenditure	+17.6
Other changes	+1.4

Total Change	+58.4

1st Quarter Forecast	$7,256.4

Crown corporation debt is forecast to be $3.6 billion – a decrease of $103.9 million from Budget.

Debt Summary
As at March 31	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Crown Corporation Debt	$3,762.9	$3,659.0	$(103.9)
Government Debt	7,198.0	7,256.4	58.4

Total Debt	$10,960.9	$10,915.4	$(45.5)

4	1st Quarter Financial Report/GRF Update

2006-07 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Corporation Capital	$427,100	$427,100	$--
Corporation Income	361,400	361,400	--
Fuel	371,300	371,300	--
Individual Income	1,494,000	1,494,000	--
Sales	1,097,000	1,097,000	--
Tobacco	165,400	165,400	--
Other	94,700	94,700	--

Taxes	$4,010,900	$4,010,900	$--

Natural Gas	$186,000	$210,800	$24,800
Oil	989,800	1,140,600	150,800
Potash	279,100	172,200	(106,900)
Other	56,900	55,800	(1,100)

Non-Renewable Resources	$1,511,800	$1,579,400	$67,600

Crown Investments Corporation of Saskatchewan	$160,000	$160,000	$--
Saskatchewan Liquor and Gaming Authority	334,100	344,600	10,500
Other Enterprises and Funds	42,500	42,500	--

Transfers from Crown Entities	$536,600	$547,100	$10,500

Fines, Forfeits and Penalties	$10,200	$10,200	$--
Interest, Premium, Discount and Exchange	53,400	53,400	--
Motor Vehicle Fees	128,700	128,700	--
Other Licences and Permits	35,600	33,100	(2,500)
Sales, Services and Service Fees	84,000	85,000	1,000
Transfers from Other Governments	16,400	16,400	--
Other	16,000	18,000	2,000

Other Revenue	$344,300	$344,800	$500

Own-Source Revenue	$6,403,600	$6,482,200	$78,600

Canada Health Transfer	$760,800	$752,800	$(8,000)
Canada Social Transfer	348,400	343,400	(5,000)
Equalization Payments	--	13,000	13,000
Other	214,400	208,700	(5,700)

Transfers from the Government of Canada	$1,323,600	$1,317,900	$(5,700)

Revenue	$7,727,200	$7,800,100	$72,900

1st Quarter Financial Report/GRF Update	5

2006-07 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Executive Branch of Government
Advanced Education and Employment	$603,936	$603,936	$--
Agriculture and Food	264,936	336,136	71,200
Community Resources	602,415	601,408	(1,007)
Corrections and Public Safety	129,612	138,180	8,568
Culture, Youth and Recreation	50,340	50,730	390
Environment	179,739	189,739	10,000
Executive Council	8,909	8,909	--
Finance	40,759	40,759	--
- Public Service Pensions and Benefits	219,103	219,103	--
First Nations and Métis Relations	51,095	62,062	10,967
Government Relations	199,407	199,407	--
Health	3,178,583	3,178,583	--
Highways and Transportation	288,930	304,030	15,100
Industry and Resources	91,493	91,493	--
Information Technology Office	5,508	5,508	--
Justice	231,945	231,945	--
Labour	15,680	15,680	--
Learning	767,470	767,227	(243)
- Teachers' Pensions and Benefits	138,749	135,866	(2,883)
Northern Affairs	5,716	5,716	--
Property Management	9,942	9,942	--
Public Service Commission	14,443	14,443	--
Regional Economic and Co-operative Development	11,151	11,151	--
Saskatchewan Research Council	8,446	8,446	--

Legislative Branch of Government
Chief Electoral Officer	807	1,010	203
Children's Advocate	1,295	1,295	--
Conflict of Interest Commissioner	138	138	--
Information and Privacy Commissioner	599	599	--
Legislative Assembly	20,267	20,267	--
Ombudsman	1,816	1,816	--
Provincial Auditor	6,063	6,063	--

Operating Expense	$7,149,292	$7,261,587	$112,295
Debt Servicing	551,000	551,000	--

Expense	$7,700,292	$7,812,587	$112,295

6	1st Quarter Financial Report/GRF Update

2006-07 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt
As at March 31, 2007
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Crown Corporation Debt
Information Services Corporation of Saskatchewan	$26,500	$26,500	$--
Investment Saskatchewan Inc.	11,156	10,919	(237)
Municipal Financing Corporation of Saskatchewan	12,527	19,728	7,201
Saskatchewan Crop Insurance Corporation	120,000	120,000	--
Saskatchewan Housing Corporation	38,865	38,075	(790)
Saskatchewan Opportunities Corporation	29,800	25,400	(4,400)
Saskatchewan Power Corporation	2,313,024	2,313,024	--
Saskatchewan Telecommunications Holding Corporation	474,227	381,724	(92,503)
Saskatchewan Water Corporation	36,961	36,961	--
SaskEnergy Incorporated	698,935	686,126	(12,809)

Crown Corporation Debt	$3,761,995	$3,658,457	$(103,538)
Government Debt	7,151,041	7,208,050	57,009

Debt	$10,913,036	$10,866,507	$(46,529)
Guaranteed Debt	47,941	48,915	974

Debt plus Guaranteed Debt	$10,960,977	$10,915,422	$(45,555)

Crown Corporation Gross Debt	$4,109,569	$4,007,069	$(102,500)
Crown Corporation Sinking Funds	(347,574)	(348,612)	(1,038)

	$3,761,995	$3,658,457	$(103,538)
Crown Corporation Guaranteed Debt	921	520	(401)

Crown Corporation Debt plus Guaranteed Debt	$3,762,916	$3,658,977	$(103,939)

Government Gross Debt	$8,033,434	$8,090,416	$56,982
Government Sinking Funds	(882,393)	(882,366)	27

	$7,151,041	$7,208,050	$57,009
Government Guaranteed Debt	47,020	48,395	1,375

Government Debt plus Guaranteed Debt	$7,198,061	$7,256,445	$58,384

Debt plus Guaranteed Debt	$10,960,977	$10,915,422	$(45,555)

1st Quarter Financial Report/GRF Update	7

1st Quarter Financial Report
Appendix - 2006-07 GRF Oil Revenue

The 1st Quarter Financial Report includes an oil revenue estimate that is $150.8 million, or 15.2 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact the oil price.

WTI PRICE FACTOR

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in United States dollars (US$) per barrel. The comparable price for the same crude in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is significantly lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI oil price. At the first quarter, the WTI price is estimated to be US$64.26 per barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be C$47.08 per barrel.

Compared to the Budget, the first quarter WTI price estimate is US$5.51 per barrel higher while the average price of crude oil in Saskatchewan is estimated to be only C$3.63 per barrel higher.

Typically, if the WTI price increases by US$1 per barrel, the price of heavy crude oil increases about US$0.68 per barrel. With the change in heavy oil accounted for, an incremental US$1 per barrel change in the WTI price results in about C$22 million in incremental GRF oil revenue.

EXCHANGE RATE FACTOR

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed at the first quarter is 0.8964 $US/$C, which is 0.0271 $US/$C higher than the rate assumed in the Budget.

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $US/$C exchange rate over the same period will result in a current estimated C$16 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil produced in Saskatchewan.

8	1st Quarter Financial Report/GRF Update

CRUDE OIL QUALITY FACTOR

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

Currently, approximately 55 per cent of Saskatchewan’s crude oil is heavy sour crude oil.

In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes. The first quarter forecast assumes an average yearly differential of US$20.95 per barrel at Chicago compared to US$20.56 per barrel in the Budget.

Assuming no other relevant factors change over a one-year period, an incremental US$1 per barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will result in a current estimated C$24 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

CONDENSATE PRICE FACTOR

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transporting purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The first quarter forecast assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental US$1 per barrel change in the condensate price over the same period will result in a current estimated C$4 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

OTHER FACTORS AFFECTING OIL REVENUE

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

•	Based on the level of drilling occurring throughout the province, the mixture of light, medium and heavy oil in the province changes as does the mixture of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the mineral rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

1st Quarter Financial Report/GRF Update	9

•	Based on the natural productivity decline of wells, the development of new enhanced oil recovery projects, and the maintenance schedule of wells, the overall production of oil from existing wells in the province changes.

•	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time.

CONCLUSION

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and it cannot be translated into government revenue on a consistent, one-to-one basis.

Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

10	1st Quarter Financial Report/GRF Update